SECURITIES AND EXCHANGE COMMISSION

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RECD S.E.C.
FEB 27 2004
555

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starshak Welnhofer & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 West Monroe Street, Suite 2530
(No. and Street)

Chicago	IL	60618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William G. Welnhofer (312) 444-9367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Canonigo, Cesar E.
(Name – *if individual, state last, first, middle name*)

9732 N. Crawford Avenue	Skokie	IL	60076
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William G. Welnhofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starshak Welnhofer & Co., as of February 26, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

"OFFICIAL SEAL"
RACHEL M. WRIGHT
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 02/24/2008

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL
FEB 27 2004
WASH. D.C.
181

STARSHAK WELNHOFER & Co.

Financial Statements
Year Ended December 31, 2003

Table of Contents

Part I

Cesar E. Canonigo

Certified Public Accountant
9732 North Crawford Avenue
Skokie, Illinois 60076-1106

Member:
Illinois CPA Society

Telephone 847/675-5310
Telefax 847/675-5301

Reports on Internal Control Required by SEC Rule 17a-5

Board of Directors
Starshak Welnhofer & Co.
Chicago, Illinois

In planning and performing my audit of the financial statements of Starshak Welnhofer & Co., for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company that I considered relevant to the objectives stated in SEC Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

[signature], CPA

February 9, 2004

Part II

Cesar E. Canonigo

Certified Public Accountant
9732 North Crawford Avenue
Skokie, Illinois 60076-1106

Member:
Illinois CPA Society

Telephone 847/675-5310
Telefax 847/675-5301

Independent Auditor's Report

Board of Directors
Starshak Welnhofer & Co.
Chicago, Illinois

I have audited the accompanying statement of financial condition of Starshak Welnhofer & Co., as of December 31, 2003 and the related statements of income, changes in stockholders' equity, changes in liability subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starshak Welnhofer & Co., as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CE Canonigo, CPA

February 9, 2004

STARSHAK WELNHOFER & Co.

Statement of Financial Condition
December 31, 2003

ASSETS

Current assets		
Cash in bank		$ 42,425
Deposit		40
Accounts receivable		24,400
Prepaid expense		7,607
Total current assets		74,472
Fixed assets		
Office equipment	$25,631	
Less accumulated depreciation	(23,690)	1,941
Total assets		$ 76,413

LIABILITY AND STOCKHOLDERS' EQUITY

Liability	
Accounts payable	$ 828
Total liability	828
Stockholders' equity	
Common stock	
Authorized 5,000 shares with no par value; issued and outstanding 2,000 shares	50,000
Additional paid-in capital	20,300
Accumulated retained earnings	5,285
Total stockholders' equity	$ 75,585
Total Liabilities and Stockholder's Equity	$ 76,413

The accompanying notes are an integral part of these financial statements.

STARSHAK WELNHOFER & Co.

Statement of Income
For the Year Ended December 31, 2003

Income	
Fees earned	$381,911
Interest income	414
Total income	$382,325
Operating expenses	
Management fees	$429,449
Staffing expense	2,279
Office supplies and expense	379
Rent, office	666
Telephone and utilities	103
Professional fees	10,170
NASD filing charges and fees	7,701
Insurance	538
Taxes and licenses	122
Depreciation	1,717
Total operating expenses	453,124
Net loss	($70,799)

The accompanying notes are an integral part of these financial statements.

STARSHAK WELNHOFER & Co.

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities	
Net loss	($70,799)
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation	1,717
Changes in assets and liabilities	
Decrease in accounts receivables	70,200
Increase in prepaid expense	(161)
Increase in accounts payable	728
Net cash provided from operating activities	1,685
Cash flows from investing and other related financing activities	
Common stock redemption	(42,137)
Net decrease in cash	(40,452)
Cash at January 1, 2003	$ 82,877
Cash at December 31, 2003	$ 42,425

The accompanying notes are an integral part of these financial statements.

STARSHAK WELNHOFER & Co.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Retained Earnings
Beginning balances at January 1, 2003	$ 57,151	$ 50,156	$ 78,275
Prior period adjustment – Accumulated Depreciation	-	-	2,939
Net loss	-	-	(70,799)
Common Stock redemption	(7,151)	(29,856)	(5,130)
Balances at December 31, 2003	$ 50,000	$ 20,300	$ 5,285

The accompanying notes are an integral part of these financial statements.

STARSHAK WELNHOFER & CO.

Statement of Changes in Liability Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2003

Subordinated liability at January 1, 2003	$ -
Subordinated liability at December 31, 2003	$ -

The accompanying notes are an integral
part of these financial statements.

STARSHAK WELNHOFER & Co.

Notes to Financial Statements
For the Year Ended December 31, 2003

Note 1 - Significant accounting policies

Industry and background

Starshak Welnhofer & Co., ("SW & Co.") was originally incorporated in the State of Illinois on February 9, 1990 as Mayflower Partners & Co. On May 7, 1991 the Board of Directors passed a resolution changing the name to Starmann Starshak Welnhofer & Co. On June 26, 1998 the Board of Directors passed another resolution changing the name to Starshak Welnhofer & Co. "SW & Co." is a private investment banking firm primarily established to provide financial advisory services and also to represents as an independent intermediary for friendly negotiated transactions. These include corporate finance engagements in which companies seek to raise outside capital for various purposes, and acquisitions or divestitures of businesses. "SW & Co." is a member of the National Association of Securities Dealers, and is a registered broker/dealer with the Securities and Exchange Commission.

Accounts Receivable

Management believes all accounts receivable are current and collectible. Therefore, the corporation has not included a provision for uncollectible accounts. Any accounts deemed to be uncollectible will be charged to expense when that determination is made. There were no uncollectible accounts for the year ended December 31, 2003.

Investment banking income

Investment banking income is recorded as follows: management fees on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Depreciation and amortization

Fixed assets are stated at cost. Depreciation is calculated on the straight-line method for financial statements and MACRS (Modified Accelerated cost recovery system) for tax reporting purposes over the estimated useful lives of the respective assets. Organizational cost is amortized over a period of sixty months.

STARSHAK WELNHOFER & Co.

Notes to Financial Statements
For the Year Ended December 31, 2003

Note 1 - Significant accounting policies (continued)

Income taxes

The Company elected to be taxed as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code of 1986 for its initial taxable year and for its subsequent taxable years. The company does not directly pay any federal income tax. Corporate income is reported proportionately on the shareholder's individual income tax returns and the shareholders pay the tax. Accordingly, there is no provision for income taxes included in the financial statements.

Note 2 - Related party transactions

The Company entered into an annual management service agreement effective January 1, 2003 with Starshak & Associates, a related corporation insofar as the corporations have the same officers, directors, and shareholders. The agreement called for Starshak Welnholfer & Company to pay Starshak & Associates monthly management fees plus other reimbursable expenses including office rent. On November 30, 2003, the management agreement was terminated and replaced with an expense sharing agreement effective December 1, 2003, in order to comply with the NASD requirement regarding "financial responsibility rules." During 2003, the total management fees paid to Starshak & Associates was $429,449.

Note 3 - Net capital requirements

The Company is subject to the Securities and Exhange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and NASD rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $40,868 which was $35,868 in excess of its required net capital of $5,000 and aggregate indebtedness of $828.

STARSHAK WELNHOFER & Co.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

Net capital	
Total stockholders' equity	$ 75,585
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	75,585
Deduction and/or charges	
Non-allowable assets	
Deposit	$ 40
Accounts receivable	24,400
Prepaid expense	7,607
Fixed assets, net	1,941
	33,988
Net capital before haircuts	41,597
Haircuts (computed where applicable, pursuant to rule 15c3-1(f))	
Bank money market account	729
Net capital	$ 40,868
Computation of basic net capital requirements	
Minimum net capital required	$ 5,000
Excess net capital	$ 35,868
Excess net capital at 1000% (Less 10% of aggregate indebtedness)	$ 35,785
Aggregate indebtedness	
Accounts payable	$ 828
Ratio: Aggregate indebtedness to net capital	0.02026 to 1

STARSHAK WELNHOFER & CO.

Schedule II
Net Capital Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5)
As of December 31, 2003

Net capital, as reported in Company's Part IIA of (unaudited) FOCUS report		$ 41,696
Difference in Company's reports:		
Ownership equity		
Per Company (unaudited)	$ 68,806	
Per audited report	75,585	6,779
Non-allowable assets		
Per Company (unaudited)	$ 26,381	
Per audited report	33,988	(7,607)
Net capital		$ 40,868

STARSHAK WELNHOFER & Co.

Schedule III
Requiremements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2003

The schedules for Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are inapplicable to Starshak Welnhofer & Co., because the Company claimed exempt under the exemptive provision section of Rule 15c3-3(k)(2)(A), (Special account for the Exclusive Benefit of customers maintained).

The Company complied with the conditions of the exemption and that no facts came to my attention indicating that such conditions had not been complied with during the audit period.